Nasdaq Regulation

Nasdaq

**Lisa Roberts**
**Vice President**
Listing Qualifications

_By Electronic Mail_

June 29, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on June 29, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from Integral Ad Science Holding LLC (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Common Stock, par value $0.001 per share

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,

_Lisa Roberts_